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                              July 1, 2022

       Robert P. Mack
       Chief Financial Officer
       Polaris Inc.
       2100 Highway 55
       Medina, Minnesota 55340

                                                        Re: Polaris Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response Dated June
2, 2022
                                                            File No. 001-11411

       Dear Mr. Mack:

              We have reviewed your June 2, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 10, 2022 letter.

       Response Dated June 2, 2022

       Risk Factors, page 10

   1. Your response to prior comment 2 states that climate change was not identified as being reasonably expected to
have a material effect on your business, operating results, or financial condition in
connection with the preparation of your Form 10-K. Please tell us about the transition
risks related to climate change you identified and explain how you concluded on the
materiality of the effects of climate change.
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       22

   2. Prior comment 5 regarding the physical effects of climate change on your operations and results is reissued in
part as your response does not appear to address each element of our
 Robert P. Mack
Polaris Inc.
July 1, 2022
Page 2
         prior comment. Please provide us with quantitative information regarding weather-related damages to your property or operations and any weather-related impacts on the cost of insurance for each of the periods for which financial statements are presented in your most recent Form 10-K and explain whether changes are expected in future periods.
      Please contact Sergio Chinos at (202) 551-7844 or Ethan Horowitz at (202) 551-
3311 with any questions.



FirstName LastNameRobert P. Mack                              Sincerely,
Comapany NamePolaris Inc.
                                                              Division of
Corporation Finance
July 1, 2022 Page 2                                           Office of
Manufacturing
FirstName LastName